Exhibit 1.4
Pivotal Appoints Seasoned Executives to Global Sales Leadership
Sandie Overtveld takes the helm of EMEA and Latin America; Bruce Cameron takes on the role of senior vice president, North American sales
FOR IMMEDIATE RELEASE
Vancouver, BC — September 30, 2005 — Pivotal Corporation, a leading CRM solution provider for mid-sized enterprises and a subsidiary of CDC Corporation (NASDAQ: CHINA), today announced the appointments of Sandie Overtveld, as senior vice president, EMEA and Latin America and Bruce Cameron, senior vice president, North American sales.
Prior to joining Pivotal, Overtveld spent two years in Massachusetts, USA as executive vice president marketing and sales for a privately held Information Security company. Before this he spent five years with Canadian Corel Corporation in various senior management functions based in Johannesburg, Amsterdam and Sydney before moving to London as the company’s vice president international. Before taking on his current role, Overtveld served as Pivotal’s vice president, rest of world and international business development. In this role, he successfully reorganized Pivotal’s localization and channel programs to improve client service and strengthen relationships with partners including Fujitsu, Softlab, Getronics, Atos Origin and Cap Gemini. He is based in London, England.
“Pivotal has a strong partner network and direct sales organization spanning more than 80 countries and 50 partners throughout EMEA and Latin America,” said Sandie Overtveld, senior vice president, EMEA and Latin America, Pivotal. “I am excited to be leading the company’s efforts in this large and diverse region and look forward to helping Pivotal expand relationships, drive sales and generate increased marketing momentum across my new territory.”
Prior to joining Pivotal, Bruce Cameron held executive positions at QAD Inc., Delano Technology and JBA International. As vice president of worldwide sales for QAD Inc., Cameron grew revenue in North America from $7 million to $45 million in two years and from $10 million to $100 million on a worldwide basis while adding major customer accounts. At Delano Technology, Cameron grew revenue from $6 million to $30 million in a single year while serving as general manager. From 1992 to 1997, Cameron held executive roles at JBA International and was responsible for taking the company into four new vertical markets, helping JBA surpass $100 million in sales in these verticals in three years. Most recently, Cameron oversaw the growth of Pivotal’s highly successful financial services and volume homebuilding verticals — adding customers such as Beazer Homes, Standard Pacific Homes and CTX Mortgage Company.
“I am extremely pleased to take on this role at a time when Pivotal is seeing increased penetration into its key verticals, expanded market reach, and strong momentum across all aspects of its business,” said Bruce Cameron, senior vice president, North American sales, Pivotal. “For manufacturers, financial services firms, volume homebuilders and healthcare insurance organizations with complex CRM requirements, Pivotal is clearly the top choice.”
According to Dr. Raymond Chien, executive chairman and CEO, CDC Corporation, “Bruce Cameron and Sandie Overtveld have made significant contributions to Pivotal’s global sales organization. Their complementary experiences developing and leading sales teams and partner networks in consultative sales, and proven record of growing revenue in the software and high-tech manufacturing markets, position our CRM division for success as we aggressively target our chosen vertical markets.”
About Pivotal Corporation
Pivotal Corporation, a software unit of CDC Corporation (NASDAQ: CHINA), is a leading provider of customer relationship management (CRM) applications to help organizations create superior customer experiences. Pivotal’s CRM applications offer rich functionality, a highly flexible application platform, a full application suite, and best-in-class customization abilities, all with a low total cost of ownership. Pivotal delivers software and services that are designed to produce meaningful increases in revenues, margins, and customer loyalty. More than 1,800 companies around the world have licensed Pivotal, including Farm Credit Services of America, WCI Communities, Premera Blue Cross, Qiagen, AvMed Health Plans, Sharp Electronics Corporation, and WellCare Health Plans.
Pivotal’s complete CRM software suite includes a powerful application platform and additional capabilities in analytics, mobile CRM, and partner management. For more information, visit www.pivotal.com.
About CDC Corporation
CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, business services, mobile applications and internet media. The company has approximately 2,000 employees with operations in 17 countries.
For more information about CDC Corporation, please visit the website
http://www.cdccorporation.net.
Forward Looking Statements
This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the ability of Pivotal software and services to help organizations create superior customer experiences. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. Factors that could cause actual results to differ materially from those anticipated in the forward looking statements include, the need to develop, integrate and deploy applications to meet customer’s requirements, the possibility of development or deployment difficulties or delays, the dependence on customer satisfaction with Pivotal’s CRM software, continued commitment to the deployment of the solution, and the ability of staff to utilize the information generated with Pivotal CRM. Further information on risks or other factors is detailed in filings or submissions with the United States Securities and Exchange Commission made by our parent, CDC Corporation (formerly, chinadotcom corporation), including its Annual Report for the year ended December 31, 2004 on Form 20-F filed on June 30, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.
Press Contact:
Craig Clark
Pivotal Corporation
604.699.8536
cclark@pivotal.com
© 2005 Pivotal Corporation. All rights reserved. Pivotal is a registered trademark of Pivotal Corporation. All other trade names mentioned are trademarks and/or registered trademarks of their respective owners.

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